Filed by LifePoint Hospitals, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Province Healthcare Company
Subject Company: LifePoint Hospitals, Inc.
Commission File No.: 333-119929

This filing relates to a planned combination of LifePoint Hospitals, Inc. (“LifePoint Hospitals”) and Province Healthcare Company (“Province Healthcare”) pursuant to the terms of the Agreement and Plan of Merger, dated as of August 15, 2004, by and among LifePoint Hospitals, Lakers Holding Corp., Lakers Acquisition Corp., Pacers Acquisition Corp. and Province Healthcare, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of January 25, 2005.

In connection with the proposed transaction between LifePoint Hospitals and Province Healthcare, Lakers Holding Corp. has filed with the Securities and Exchange Commission (the “SEC”) a joint proxy statement/prospectus, as part of a Registration Statement on Form S-4, and other relevant materials. The definitive joint proxy statement/prospectus was mailed to the stockholders of LifePoint Hospitals and Province Healthcare on or about February 22, 2005. Investors and security holders are advised to read the joint proxy statement/prospectus and other relevant materials, as well as any amendments or supplements to those documents when they become available, because they contain, and will contain, important information about Lakers Holding Corp., LifePoint Hospitals, Province Healthcare and the proposed transaction. In addition, the joint proxy statement/prospectus and other relevant materials filed by LifePoint Hospitals or Province Healthcare with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by LifePoint Hospitals by contacting Investor Relations, LifePoint Hospitals, Inc., 103 Powell Court, Suite 200, Brentwood, Tennessee, 37027, Phone: (615) 372-8500 and by Province Healthcare by contacting Investor Relations, Province Healthcare Company, 105 Westwood Place, Suite 400, Brentwood, Tennessee, 37027, Phone: (615) 370-1377.

LifePoint Hospitals and Province Healthcare, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information about the directors and executive officers of LifePoint Hospitals, and their interests in the transactions contemplated by the merger agreement, including their ownership of LifePoint Hospitals common stock, is set forth in the proxy statement for LifePoint Hospitals’ 2004 annual meeting, which was filed with the SEC on April 28, 2004, and in the joint proxy statement/prospectus. Information about the directors and executive officers of Province Healthcare, and their interests in the transactions contemplated by the merger agreement, including their ownership of Province Healthcare common stock, is set forth in the proxy statement for Province Healthcare’s 2004 annual meeting, which was filed with the SEC on

April 20, 2004, and in the joint proxy statement/prospectus. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the joint proxy statement/prospectus and the other relevant documents filed with the SEC.

The following letter is being sent to participants and beneficiaries in the LifePoint Hospitals, Inc. Retirement Plan on or about March 1, 2005.

U.S. Trust

NOTICE TO PARTICIPANTS AND BENEFICIARIES
IN THE
LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

Dear Participant/Beneficiary:

     Enclosed is a joint proxy statement/prospectus that is being mailed to you in connection with the Special Meeting of Stockholders of LifePoint Hospitals, Inc. (“LifePoint”) to be held on March 28, 2005, for all stockholders of record as of February 18, 2005 (the “Special Meeting”). The Special Meeting will be held for the purpose of considering and voting upon the following matters:

1.	To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of August 15, 2004, by and among LifePoint, Lakers Holding Corp., Lakers Acquisition Corp., Pacers Acquisition Corp. and Province Healthcare Company, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of January 25, 2005, pursuant to which LifePoint will merge with Lakers Acquisition Corp., with LifePoint continuing as the surviving entity, and each outstanding share of LifePoint common stock will be converted into one share of common stock of New LifePoint, the surviving public company in the proposed transaction.

2.	In the event that there are not sufficient votes for approval of Proposal 1 at the special meeting, to consider and vote upon any proposal to postpone or adjourn the special meeting to a later date to solicit additional proxies with respect to Proposal 1.

Voting Instruction Forms

     Separate Voting Instruction Forms are enclosed with this letter for the shares of LifePoint common stock allocated to your ESOP and non-ESOP accounts as of the record date of the Special Meeting. If shares were allocated to only one of these accounts, only one Voting Instruction Form is enclosed.

     U.S. Trust Company, N.A., acts as trustee of the ESOP portion of the LifePoint Hospitals, Inc. Retirement Plan (the “Plan”). As a participant in the Plan, you may direct U.S. Trust on the appropriate Voting Instruction Form how to vote the shares of LifePoint common stock allocated to your ESOP account under the Plan. Consistent with its fiduciary duties under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), U.S. Trust will vote the shares allocated to your ESOP account in accordance with your instructions. U.S. Trust will vote in its sole discretion the shares of LifePoint common stock held in the ESOP portion of the Plan that are not allocated to the account of any Plan participant or beneficiary.

     As a participant in the Plan, you may also direct the voting of shares of LifePoint common stock allocated to your non-ESOP account on the appropriate Voting Instruction Form.

U.S. Trust has been appointed by the LifePoint Retirement Committee to solicit your voting instructions with respect to the shares allocated to your non-ESOP account and, consistent with its fiduciary duties under ERISA, to direct The Northern Trust Company, the trustee of the non-ESOP portion of the Plan, to vote your non-ESOP shares in accordance with your voting instructions.

     You must use the enclosed Voting Instruction Forms to direct the voting of LifePoint common stock allocated to your Plan accounts. If you own shares of LifePoint common stock outside the Plan, you will receive a proxy card to vote those shares. You may not use the proxy card to vote the shares allocated to your Plan accounts.

Voting Deadline

     Your Voting Instruction Forms must be properly completed, signed, dated and received by U.S. Trust by 5 p.m. Eastern Time on March 23, 2005 in order for your vote to be counted. If you return a properly completed, signed and dated Voting Instruction Form but do not check any of the boxes on the Voting Instruction Form, U. S. Trust will vote your shares in favor of the proposals. If, however, you do not return a Voting Instruction Form by the voting deadline, U.S. Trust will vote in its sole discretion the shares of LifePoint common stock for which you could have furnished timely voting instructions.

Confidentiality

     Your voting instructions are strictly confidential. U.S. Trust will not disclose to LifePoint or any other party how you voted or whether you voted. You should feel free to instruct U.S. Trust how to vote your allocated Plan shares in the manner you think best.

Questions

     If you have any questions about your voting instructions to U.S. Trust, please contact U.S. Trust at 1-800-535-3093, between the hours of 11:30 a.m. and 7:30 p.m. Eastern Time. Your telephone call or other communication will be kept confidential.

Sincerely,

U. S. TRUST COMPANY, N.A.

February 28, 2005